Exhibit 99.3

VCG HOLDING CORP.

COMPENSATION COMMITTEE CHARTER

(as amended, restated, and adopted by the

Compensation Committee and Board of Directors on December 6, 2004

1.0 Purpose

The Compensation Committee of VCG Holding Corp. shall discharge the Board of Director’s responsibilities relating to compensation of the corporation’s directors and executive officers. The Committee shall have overall responsibility for approving and evaluating the compensation plans, policies and programs of the corporation. To that end, the Committee shall have the responsibility, power and authority to set the compensation and benefits of elected officers and senior executives, determine distributions and grant awards under and administer the corporation’s various stock option and other incentive plans, and assume responsibility for all matters related to all of the foregoing. If required pursuant to Securities and Exchange Commission rules, the Committee shall be responsible for producing an annual report on executive compensation for inclusion in the corporation’s proxy statement.

2.0 Committee Membership

The Committee shall consist of such number of directors as may be designated from time to time by the Board, each of whom shall be independent of the management of the corporation and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as Committee members.

Members of the Committee should be considered independent if they have no relationship to the corporation which may interfere with the exercise of their independent judgment. One director who has such a relationship which could interfere with the exercise of their independent judgment, and who is not a current employee or an immediate family member of a current employee, may be appointed to the Committee, if the Board under exceptional and limited circumstances determines that membership on the Committee by the individual is required by the best interest of the corporation and its shareholders, and the Board discloses in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

The following are examples of relationships which members of the Committee may have which may interfere with the exercise of their independence from management and the corporation:

1.	A director being employed by the corporation or any of its affiliates for the current year or any of the past three years, other than prior employment as an interim Chairman of the Board or CEO;

2.	A director or immediate family member of the director accepting any compensation in excess of $60,000 from the corporation or any of its affiliates other than compensation set forth under Section 121A(b)(1)-(9) of the AMEX Company Guide;

3.	A director being a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer;

4.	A director being a partner in, or a controlling shareholder or an executive officer of, any for profit business organization to which the corporation made, or from the which the corporation received payments that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

5.	A director or immediate family member of such director being employed as an executive of another company where during the most recent three fiscal years any of the corporation’s executives served on that company’s compensation committee.

6.	A director who is, or has an immediate family member who is, a current partner of the corporation’s outside auditor, or was a partner or employee of the corporation’s outside auditor who worked on the corporation’s audit at any time during any of the past three years.

The members of the Committee shall be appointed by the Board and may be replaced by the Board.

3.0 Compensation Policy

The Board believes that compensation of employees should be fair to both employees and shareholders, externally competitive, and designed to align very closely the interests of employees with those of the shareholders.

The corporation’s executive compensation program is designed to attract, motivate, reward and retain superior management talent. The Committee places heavy emphasis on pay for performance. The Committee believes substantial portions of total compensation should be at risk. Likewise, outstanding performance should lead to substantial increases in compensation.

4.0 Committee Duties and Responsibilities

4.1 Chief Executive Officer Compensation. The Committee shall annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and approve the CEO’s compensation level based on this evaluation, subject to any employment contract that may be in effect. In determining the long-term incentive component of CEO compensation, the Committee should consider the corporation’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, the awards given to the CEO in past years, and such other factors as the Committee may consider relevant. During voting or deliberations in connection with the CEO’s compensation, the CEO may not be present.

4.2 Compensation of Directors and Senior Executives. The Committee shall periodically review and make recommendations to the Board with respect to the compensation of directors, including Board and committee retainers, meeting fees, equity-based compensation, and such other forms of compensation as the Committee may consider appropriate. The Committee shall annually review and approve for the senior executives of the corporation (a) the annual base salary, (b) the annual incentive bonus, (c) the long-term incentive award, (d) employment agreements, severance arrangements, and change in control agreements or provisions, in each case as, when and if appropriate, and (e) any supplemental or special benefits. The structure of management compensation should link the interests of management, both individually and as a team, to the interests of shareholders and management compensation packages should be designed to create a commensurate level of risk and opportunity based on business and individual performance. The Committee shall make recommendations to the Board concerning incentive compensation plans and equity-based plans. Shareholders must be given the opportunity to vote on equity-compensation plans, as well as material revisions to the terms of such plans, whenever a shareholder vote is required under the listing standards of the American Stock Exchange, or such other exchange as the securities of the corporation may be listed.

4.3 Overall Compensation Structure. In addition to reviewing and setting compensation for management, the Committee should, from time to time, review broadly the overall compensation structure for employees. In doing so, the Committee should bear in mind that incentives are industry dependent and are different for different categories of employees.

4.4 Subcommittees. The Committee may form, and delegate authority to, subcommittees when appropriate.

4.5 Reporting to the Board. The Committee shall make regular reports to the Board.

4.6 Consultants. The Committee shall at all times have the authority to retain and terminate any compensation consultants or other advisors to assist it in any aspect of the evaluation of director, CEO or senior executive compensation or on any other subject relevant to the Committee’s responsibilities, including the authority to approve such consultant’s or advisor’s fees and other retention terms.

4.7 Annual Evaluation. The Committee shall conduct an annual evaluation of the Committee’s performance as compared to the requirements of its Charter. The Committee shall participate with the corporation’s nominating committee in oversight of the annual evaluation process for the Board and management.

4.8 The Committee Charter. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

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